		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended
	September 30,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes (1)	$(119,355)	$304,388
Add (deduct):
Equity in earnings of unconsolidated entities	(108,198)	(100,303)
Distributions from unconsolidated entities	74,864	51,879
Amortization of capitalized interest	5,575	2,604
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(633)	(5,839)
	(147,747)	252,729
Add fixed charges:
Consolidated interest expense (2)	83,775	73,208
Interest portion (1/3) of consolidated rent expense	34,456	38,201
	$(29,516)	$364,138

FIXED CHARGES:
Consolidated interest expense (2)	$83,775	$73,208
Capitalized interest	6,563	17,029
Interest portion (1/3) of consolidated rent expense	34,456	38,201
	$124,794	$128,438

RATIO OF EARNINGS TO FIXED CHARGES	*	2.84

Tax-effected preferred dividends	$43	$40
Fixed charges	124,794	128,438
Fixed charges and preferred dividends	$124,837	$128,478

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	*	2.83

(1)

Includes Loss on impairment of assets of $84.0 million, Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $9.1 million in 2014, and Gain on sale of business and other exit costs, net of $297.6 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover Fixed charges and Fixed charges and preferred dividends by $154.3 million.